UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2026

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 10, LLC
1 World Trade Center, 57th Floor
New York, New York 10007

Re: Masterworks Vault 10, LLC
Amendment No. 11 to Offering Statement on Form 1-A
Filed January 16, 2026
File No. 024-12323

Dear Joshua Goldstein:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 23, 2025 letter.

Amendment No. 11 to Offering Statement on Form 1-A

Series Offering Table, page 1

1. Please explain why the share columns in the table do not reconcile to the adjusted total shares outstanding column or revise.

Unaudited Historical and Pro Forma Financial Statements, page F-2

2. We note your response to prior comment 2 that updated historical interim financial statements and pro forma financial statements were included. We were not able to locate historical interim statements of operations for the registrant, target issuers or pro forma for the period ended June 30, 2025. Please explain or revise.

Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services